[Exhibit 122]

Attention ITT Shareholders:

VOTE NOW FOR ITT'S DIRECTORS:
   Get $82 Per Share And Strong Growth Potential

ITT recently signed a merger agreement with Starwood Lodging, the largest and best-performing hotel real estate investment trust (REIT). ITT believes the Starwood transaction is compelling, both strategically and financially.

Starwood will acquire ITT for $82 per ITT share in cash and Starwood stock. This is a premium of $12 per share--or 17%--to Hilton's inadequate hostile offer.

     o Combining Starwood and ITT will create the world's largest hotel and gaming company. It will have over 650 hotels and 14 casinos in 70 countries, annual revenues of over $10 billion, a strong balance sheet and exceptional global growth prospects.

     o ITT and Starwood are an excellent strategic fit. Starwood's premier Westin hotels will be combined with ITT's Sheraton, Ciga, Luxury Collection and Four Points hotels as well as with ITT's Caesars casinos. Together, we will serve all segments of the upscale global hotel market and have a major presence in resorts and gaming.

     o For each ITT share, you will receive $82 in value--$15 in cash and $67 in new Starwood stock. You get the potential upside of owning shares in a dynamic growth company with the benefit of owning real estate through a REIT structure.

     o Starwood shares have increased more than fivefold since Barry Sternlicht and his team assumed control in 1995. Starwood stock has significantly outperformed all market indices--and Hilton. As one Wall Street analyst puts it, "Starwood has done a phenomenal job creating shareholder value." (Lehman Brothers)*

     o Because Starwood is a REIT, it pays a substantial cash dividend (currently $1.92 per share per year). Upon becoming Starwood shareholders, ITT shareholders will be entitled to Starwood dividends.

The ITT Board is convinced that the Starwood transaction creates an advantageous growth structure for ITT assets and superb value for ITT shareholders. The Starwood transaction is clearly superior to Hilton's hostile offer, which Hilton has repeatedly suggested it won't raise. At $82 a share, it is worth almost $1.5 billion more than Hilton's $70 offer and $3.3 billion more than its earlier $55 offer. But to assure that the ITT-Starwood transaction can become a reality early next year, we need your vote on November 12 to reelect ITT's directors.

                 If You Want The Starwood Transaction
              Reelect The ITT Directors On the BLUE Card

You must use the BLUE proxy card to reelect ITT's Directors and receive the benefits of the Starwood transaction. Please sign and return the BLUE card today. Ignore Hilton's white card. For help voting your shares, please call our proxy firm, GEORGESON & COMPANY INC. toll free at (800) 223-2064.

                                                                   ITT

*    Permission to include this quotation has not been sought or obtained.